FOOD&WINE 2023 Drinks Innovator


SOOL
MÀKKU
BORN IN NYC
BREWED IN KOREA
We're getting ready for another crowdfunding campaign...
Last time we reached our goal in 4 hours, stay tuned or follow our campaign on WeFunder if you're interested in investing in us!
LEARN MORE